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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70160

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _____01/01/21_____ AND ENDING _____12/31/21_____
                                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: _____Meraki Global Advisors, LLC_____

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
        ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

_____1389 Center Drive, Suite 170_____
                                                    (No. and Street)

_____Park City_____UT_____84098_____
                        (City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

_Ana R. Carter_____813-442-1645_____ana@merakiglobaladvisors.com_
        (Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

_____Goldman & Company, CPA's, P.C._____
                                (Name – if individual, state last, first, and middle name)

_3535 Roswell Rd., Ste 32_____Marietta_____GA_____30062____
        (Address)   (City)   (State)   (Zip Code)

_____06/25/2009_____1952_____
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Benjamin Arnold_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____Meraki Global Advisors, LLC_____, as of _____December 31_____, 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JULIANNE BOWN
Notary Public - State of Utah
Comm. No. 721167
My Commission Expires on
Nov 1, 2025

Signature: _____ 3/15/22

Title: CEO

Notary Publ 3/15/22

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement o comprehensive income (as defined in § 210.1-02 of Regulation S X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 R 240.18a-4, as applicabl
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 C R 240.18a-1, or 17 C R 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exi
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 C R 240.17a-5, 17 CFR 240.17a-12, or 17 C R 240.18a-7, as applicabl
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 C R 240.18a-7, as applica
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 R 240.18a-7, or 17 CFR 240.17a-12, as applicabl
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applic
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 R 240.15c3-1e or 17 R 240.17a-12, as applicab
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Meraki Global Advisors, LLC

AUDITED FINANCAL STATEMENTS

December 31, 2021

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Meraki Global Advisors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Meraki Global Advisors, LLC as of December 31, 2021 and the related notes. (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Meraki Global Advisors, LLC as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of Meraki Global Advisors, LLC's management. Our responsibility is to express an opinion on Meraki Global Advisors, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Goldman + Company CPA'S PC

We have served as the Company's auditor since 2019.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
March 15, 2022

Meraki Global Advisors, LLC
Statement of Financial Condition
December 31, 2021

Assets

Cash	$	1,058,094
Accounts Receivable		1,131,566
Receivable from Related Party		70,469
Fixed Assets (net of accumulated depreciation)		71,429
ROU – Lease Asset		222,741
Prepaid Assets and Deposits		56,427
Total Assets	$	2,610,726

Liabilities and Member's Equity

Liabilities

Accounts Payable and Accrued Expenses		995,705
ROU – Lease Liability		230,560
Total Liabilities	$	1,226,265
Members' Equity	$	1,384,461
Total Liabilities and Member's Equity	$	2,610,726